Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-208184

Free Writing Prospectus dated December 4, 2015

Fantex, Inc.

On November 30, 2015, a media publications was released by each of ESPN.com and ChicagoBusiness.com, attached hereto as Annex A and Annex B, respectively, (each an “Article” and collectively, the “Articles”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Articles reference the completed initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”) and the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”), and the planned initial public offering of the Fantex Series Professional Sports Convertible Tracking Stock (“Fantex Series Professional Sports” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) and Fantex Sports Portfolio 1 Units (the “Units”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Units Offering,” which includes, in part, Fantex Series Professional Sports, respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-208184 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Units Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015 (collectively, the “Completed Offerings”). However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Articles represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

ESPN.com

•                  The Article references “purchas[ing] shares in [players]” and “[Vernon Davis’s] original investors.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract”). Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the Brand Agreement effective as of March 26, 2015, by and among Jack Mewhort and the Company (the “Jack Mewhort Brand Contract”). Holders of shares of the Company’s Fantex Series Professional Sports will have no direct investment in Vernon Davis, his brand, or the Vernon Davis Brand Contract; EJ Manuel, his brand, or the EJ Manuel Brand Contract; Mohamed Sanu, his brand, or the Mohamed Sanu Brand Contract; Alshon Jeffery, his brand or the Alshon Jeffery Brand Contract; Michael Brockers, his brand or the Michael Brockers Brand Contract; Jack Mewhort, his brand or the Jack Mewhort Brand Contract; Kendall Wright, his brand or the Brand Agreement effective as of February 15, 2015, by and among Kendall Wright and the Company (the “Kendall Wright Brand Contract”); Andrew Heaney, his brand or the Brand Agreement effective as of September 10, 2015, by and among Andrew Heaney and the Company (the “Andrew Heaney Brand Contract”); Terrance Williams, his brand or the Brand Agreement effective as of September 17, 2015, by and among Terrance Williams and the Company (the “Terrance Williams Brand Contract”); or Ryan Shazier, his brand or the Brand Agreement effective as of September 23, 2015, by and among Ryan Shazier and the Company (the “Ryan Shazier Brand Contract” and, together with the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Jack Mewhort Brand Contract, the Kendall Wright Brand Contract, the Andrew Heaney Brand Contract and the Terrance Williams Brand Contract, the “Brand Contracts”).

•                  The Article references “future earnings,” “contract and endorsement money,” “appearance fees and broadcasting contracts” and “[Vernon] Davis’[s] earnings.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Ryan Shazier, Terrance Williams and Andrew Heaney (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) or Major League Baseball (“MLB”) and related fields (including activities in a non-NFL football league or non-MLB baseball league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references that “[Vernon Davis] has returned a dividend of $1.50 per share” and “[Fantex] provides occasional payouts to investors.” The Company clarifies that dividends are paid to holders of its Tracking Stocks by the Company. The Company further clarifies that the board of directors is permitted, but not required to declare and pay dividends on the Company’s platform common stock or any of its Tracking Stocks. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

•                  The Article references that “[the Units Offering will] be sold exclusively by ... UBS.” The Company clarifies that UBS Securities LLC (“UBS”) and FBS are underwriters for the Units Offering. UBS is acting as the “qualified independent underwriter” and the sole book-running manager of the Units Offering.

ChicagoBusiness.com

•                  The Article references “invest[ing] in ... Alshon Jeffery’s future income,” “stock in [athletes’ future income],” “stock in a professional athlete’s brand value” and “security tied to [Fantex’s] contracts [with athletes].” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the EJ Manuel Brand Contract. Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Mohamed Sanu Brand Contract. Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Alshon Jeffery Brand Contract. Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Michael Brockers Brand Contract. Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the Jack Mewhort Brand Contract. Holders of shares of the Company’s Fantex Series Professional Sports will have no direct investment in Vernon Davis, his brand, or the Vernon Davis Brand Contract; EJ Manuel, his brand, or the EJ Manuel Brand Contract; Mohamed Sanu, his brand, or the Mohamed Sanu Brand Contract; Alshon Jeffery, his brand or the Alshon Jeffery Brand Contract; Michael Brockers, his brand or the Michael Brockers Brand Contract; Jack Mewhort, his brand or the Jack Mewhort Brand Contract; Kendall Wright, his brand or the Kendall Wright Brand Contract; Andrew Heaney, his brand or the Andrew Heaney Brand Contract; Terrance Williams, his brand or the Terrance Williams Brand Contract; or Ryan Shazier, his brand or the Ryan Shazier Brand Contract.

•                  The Article references “future income,” “earnings,” “income,” “an athlete’s business performance” and “brand value.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of each of the Contract Parties. Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL or MLB and related fields (including activities in a non-NFL football league or non-MLB baseball league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references that “[Fantex] filed an S-1 [on November 30, 2015].” The Company clarifies that it filed the Units Registration Statement with the Securities and Exchange Commission on November 24, 2015.

•                  The Article references that “six active athletes.” The Company clarifies that it has completed six offerings. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015.

•                  The Article references that “Fantex[ is] an online marketplace,” “[Fantex Tracking Stocks] ha[ve] been traded only on the Fantex site,” and “Fantex takes a commission on each trade.” The Company clarifies that Fantex, Inc. focuses on acquiring minority interests in the future income of professional athletes and assisting such individuals in growing these income streams. In order to fund the purchase of such minority interest, Fantex, Inc. develops a tracking stock, or a unit comprised of tracking stocks, which is designed to track and reflect the economic performance of a brand or brands, and which such tracking stock or unit the Company offers to the public through an initial public offering. Fantex Brokerage Services, LLC (“FBS”), a registered alternative trading system, is the Company’s affiliated broker-dealer. To date, all tracking stock issued by Fantex has traded on the FBS trading platform or through affiliated broker-dealers.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, Michael Brockers’s, Jack Mewhort’s, Kendall Wright’s, Andrew Heaney’s, Terrance Williams’s and Ryan Shazier’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers. Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Fantex files for NASDAQ symbol

by Darren Rovell

Fantex, a brokerage that allows fans to buy and sell shares in future earnings of athletes it has bought a stake in, filed papers with the Securities and Exchange Commission on Monday with the intention to sell a portfolio of athletes under a single symbol on a national stock exchange for the first time.

The offering would initially be sold exclusively by investment bank UBS and, if approved, will be listed on NASDAQ under the symbol FXSP.

Investors will be betting on the future earnings of 10 athletes: Denver Broncos tight end Vernon Davis, Chicago Bears wide receiver Alshon Jeffery, Cincinnati Bengals wide receiver Mohamed Sanu, Pittsburgh Steelers linebacker Ryan Shazier, Tennessee Titans wide receiver Kendall Wright, Dallas Cowboys wide receiver Terrance Williams, Buffalo Bills backup quarterback EJ Manuel, St. Louis Rams defensive tackle Michael Brockers, Indianapolis Colts guard Jack Mewhort and Los Angeles Angels pitcher Andrew Heaney.

Fantex has purchased a percentage of future earnings in these athletes. Contract and endorsement money will come into the company in the form of revenues. When the athlete retires, appearance fees and broadcasting contracts are included in the deals.

While there are injury and character risks associated — the company’s first deal with an athlete, Arian Foster, was undone by injury — Fantex co-founder and chief financial officer Dave Mullin said what attracted UBS to the offering is that “the money is not as correlated as others are to broader economic forces.”

[Photo of Vernon Davis]

Vernon Davis is one of 10 players whom investors can purchase shares in through Fantex.

Like any other security, the portfolio of athletes can be traded at any time and provides occasional payouts to investors.

Since buying 10 percent of Davis’ earnings two years ago for $4.2 million, he has returned a dividend of $1.50 per share to his original investors.

Jeffery, who sold a 13 percent stake in his future earnings to Fantex last year for $7.9 million, makes up more of the portfolio than anyone at 19 percent. That’s followed by Heaney (14 percent) and Wright, Shazier and Williams (13 percent). Davis is the smallest part of the portfolio at 3 percent.

Mullins said the company, since starting two years ago, is now getting calls from athletes and agents. But company officials aren’t jumping at every marketable name.

“We know that the skill positions are the attractive, sexy parts of the business,” Mullin said. “But it’s understood that investors want cash on cash yields, and we’ve found that linemen, for example, are reliable, play for a long time once they are established and are paid very well.”

Having the portfolio listed on NASDAQ allows the company to file additional athlete investments and offerings just through the SEC. The previous six IPOs had to go through both the SEC and the states in which they were offered.

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Annex B

Alshon Jeffery’s earnings may be heading to Nasdaq

by Danny Ecker

[Photo of Alshon Jeffery]

Chicago Bears wide receiver Alshon Jeffery

Chicago Bears fans soon may be able to invest in wide receiver Alshon Jeffery’s future income on the Nasdaq Capital Market, if the company that bought a share of his earnings gets its way.

Fantex, an online marketplace that lets investors buy and sell stock in a professional athlete’s brand value, today filed an S-1 with the Securities and Exchange Commission proposing an initial public offering of a single security tied to contracts it has with 10 pro athletes.

If the San Francisco-based company wins regulatory approval, investors will be able to buy stock in Fantex Sports Portfolio 1 Units (proposed ticker: FXSP), which will function just like the individual player contracts but with a mix of multiple athletes.

To date, Fantex’s market has been based on percentages of income it has purchased from six active athletes: Jeffery, Denver Broncos tight end Vernon Davis, Buffalo Bills quarterback E.J. Manuel, Cincinnati Bengals wide receiver Mohamed Sanu, Indianapolis Colts lineman Jack Mewhort and St. Louis Rams lineman Michael Brockers.

The new security would include contracts with four other athletes: Tennessee Titans wide receiver Kendall Wright, Pittsburgh Steelers linebacker Ryan Shazier, Dallas Cowboys wide receiver Terrance Williams and Los Angeles Angels pitcher Andrew Heaney.

The company buys a portion of an athlete’s future income and publicly offers stock on that sum with SEC approval. The value of the stock, which has been traded only on the Fantex site, is linked to that athlete’s business performance. If he signs a more lucrative playing contract or new endorsement deals, investors might buy shares and increase the value of the stock. Fantex takes a commission on each trade and has paid dividends to investors in a few stocks totaling $664,510 as of today.

None of the active player stocks has seen a significant amount of trade volume so far. Jeffery’s stock has been trading at $11 per share since its first day on the market, March 19.

By putting all the player contracts together into a single investment opportunity on a major market, Fantex is hoping volume will increase.

“Our six completed IPOs paved the way to unlocking an asset class previously closed to the capital markets,” Fantex CEO Buck French said in a statement. “By bundling multiple tracking stocks into a single, Nasdaq-listed security, we believe Fantex is providing the next evolution for those looking to invest in the business of professional sports.”

The 10 athletes whose future incomes would be tied to the new FXSP security would account for weighted portions of the FXSP stock, with Jeffery representing more than any other at 19 percent. His deal with Fantex—$7.94 million for 13 percent of his “brand value”—remains the largest successfully closed public offering to date on the Fantex platform.

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